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[Logo]

                          NATIONAL PROPANE CORPORATION
                             SUITE 1700, IES TOWER
                              200 FIRST STREET SE
                           CEDAR RAPIDS, IOWA 52401

                                                                  April 15, 1999

Dear Unitholder:

     I am pleased to inform you that on April 5, 1999, National Propane Partners, L.P. entered into a purchase agreement with Columbia Propane Corporation that provides for the acquisition of the Partnership by Columbia Propane. Under the terms of the purchase agreement, a subsidiary of Columbia Propane has commenced a tender offer for all outstanding common units of the Partnership at $12.00 per common unit. The tender offer is the first step of a two-step cash transaction. In the second step, subject to the terms and conditions of the purchase agreement, Columbia Propane would indirectly purchase any remaining common units at a price of $12.00 per common unit, and would indirectly acquire the general partner interests and subordinated unit interests of the Partnership from subsidiaries of Triarc Companies, Inc. As part of the second step, the Partnership would merge into a subsidiary partnership of Columbia Propane.

     THE BOARD OF DIRECTORS OF NATIONAL PROPANE CORPORATION, THE MANAGING GENERAL PARTNER OF THE PARTNERSHIP, ACTING ON THE RECOMMENDATION OF THE SPECIAL COMMITTEE OF THE BOARD, HAS UNANIMOUSLY APPROVED THE PURCHASE AGREEMENT, THE OFFER AND THE MERGER, AND HAS DETERMINED THAT THE OFFER AND THE MERGER ARE
FAIR TO AND IN THE BEST INTERESTS OF THE HOLDERS OF COMMON UNITS AND RECOMMENDS THAT THE HOLDERS OF COMMON UNITS ACCEPT THE OFFER AND TENDER THEIR COMMON UNITS.

     In arriving at its recommendations, the Board of Directors gave careful consideration to a number of factors. These factors included, among other things, the recommendation of the Special Committee of the Board, and the opinion dated April 1, 1999 of Lehman Brothers Inc., financial advisor to the Special Committee, that, as of such date, from a financial point of view, the consideration to be received by holders of common units pursuant to the offer and the merger was fair to the Partnership's common unitholders.

     Any determination of fairness involves many different issues and considerations, and is inherently subjective. Further, conflicts of interest were present in negotiating and structuring the transaction and in determining the allocation of the consideration to be received by the common unitholders, on the one hand, and the General Partners, on the other hand. Triarc, the parent of National Propane Corporation, has differing interests in the Partnership from you. Each member of the Board of Directors is or was either an officer or director of Triarc or a subsidiary of Triarc, or has had business relationships with Triarc, a subsidiary of Triarc, or members of Triarc's Board of Directors. We therefore encourage you not to rely solely on the Board of Directors' recommendation in determining whether to accept the offer and tender your common units, but rather to independently consider the information included herein as well as other available information about the Partnership.

     Attached to this letter is a copy of the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 and a copy of the Lehman Brothers opinion. Columbia Propane has sent to you under separate cover Columbia Propane's Offer to Purchase, together with related materials. These documents set forth the terms and conditions of the offer and other important information. We encourage you to read Columbia Propane's mailing and the enclosed materials carefully.

                                          Sincerely,
                                          RONALD R. ROMINIECKI
                                          President and Chief Executive Officer



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